Filed Pursuant to Rule 253(g)(2)
File No. 024-11140

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 5 DATED MARCH 3, 2021
TO THE OFFERING CIRCULAR DATED DECEMBER 8, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated December 8, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 9, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Controlled Subsidiary Investment - Harbour Island Tampa JV LLC

On November 8, 2019,  we directly acquired ownership of a “majority-owned subsidiary,” Harbour Island Tampa JV LLC (the “Harbour Island Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $26,775,000, which was the initial stated value of our equity interest in the Harbour Island Controlled Subsidiary (the “Income eREIT Harbour Island Investment”). The Harbour Island Controlled Subsidiary used the proceeds to acquire a single multifamily property totaling 340 units and approximately 347,000 rentable square feet located at 301 Harbour Place Dr, Tampa, FL 33602 (the “Harbour Island Property”). Details of the acquisition can be found here. An affiliate of our Sponsor concurrently acquired a $4,000,000 preferred equity interest in the Harbour Island Controlled Subsidiary (the “East Coast eREIT Harbour Island Investment”).

On February 25, 2021, the Harbour Island Controlled Subsidiary redeemed the Income eREIT Harbour Island Investment in full. The Harbour Island Controlled Subsidiary concurrently redeemed the East Coast eREIT Harbour Island Investment in full. Through efficient management and operations, the Harbour Island Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the Income eREIT Harbour Island Investment. The Harbour Island Controlled Subsidiary redeemed the Income eREIT Harbour Island Investment early to allow for more common equity to enter the capital stack. All preferred return payments were paid in full during the investment term, and the investment yielded an internal rate of return of approximately 10.2%.